UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK
REPURCHASE SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

[Mark One]

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____ to _____

Commission File No. 001-13577
A.      Full title and address of the plan, if different from that of the issuer named below:
PREMIERE GLOBAL SERVICES, INC.
401(K) PLAN

B.     Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
PREMIERE GLOBAL SERVICES, INC.
3280 Peachtree Road, NE
The Terminus Building, Suite 1000
Atlanta, Georgia 30305

i

REQUIRED INFORMATION

The following financial statements and supplemental schedules, copies of which are included herewith, have been prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”):

Premiere Global Services, Inc. 401(k) Plan Financial Statements as of December 31, 2010 and 2009 and Supplemental Schedules as of and for the year ended December 31, 2010, along with the Report of Independent Registered Public Accounting Firm.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the Premiere Global Services, Inc. 401(k) Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Premiere Global Services, Inc. 401(k) Plan (the “Plan”) as of December 31, 2010 and 2009, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 2, these financial statements and supplemental schedules were prepared on a modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2010 and 2009, and the changes in net assets available for plan benefits for the year ended December 31, 2010 on the basis of accounting described in Note 2.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules listed in the table of contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Smith & Howard
Atlanta, GA
June 22, 2011

PREMIERE GLOBAL SERVICES, INC. 401(K) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
DECEMBER 31, 2010 AND 2009

ASSETS

	2010	2009

Investments, at Fair Value
Mutual funds	$38,363,715	$38,757,582
Common trust funds	5,562,411	6,118,054
Company stock fund	1,644,610	2,754,957

Total Investments	45,570,736	47,630,593

Notes Receivable From Participants	1,486,478	1,600,192

Net Assets Available for Plan Benefits	$47,057,214	$49,230,785

The accompanying notes are an integral part of these financial statements.

PREMIERE GLOBAL SERVICES, INC. 401(K) PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
YEAR ENDED DECEMBER 31, 2010

Contributions:
Participant contributions	$4,670,025
Rollover contributions	356,291

5,026,316
Investment Income:
Net appreciation in fair value of investments	4,390,017
Dividends	981,337

5,371,354

Interest on notes receivable from participants	80,098

Expenses:
Benefits paid to participants	(12,651,339)

Net Decrease	(2,173,571)

Net Assets Available for Plan Benefits at Beginning of Year	49,230,785

Net Assets Available for Plan Benefits at End of Year	$47,057,214

The accompanying notes are an integral part of these financial statements.

PREMIERE GLOBAL SERVICES, INC. 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2010 AND 2009

1. PLAN DESCRIPTION

The following description of the Premiere Global Services, Inc. 401(k) Plan (the “Plan”) provides only general information. Participants should refer to the Plan document or the summary plan description for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan administered by the 401(k) Administrative Committee (the “Administrator”) appointed by the Board of Directors of Premiere Global Services, Inc. (the “Company” or the “Employer”). The Plan was amended and restated effective January 1, 2009 to make Wells Fargo Institutional Trust Services (“Wells Fargo”) the custodian (the “Custodian”), recordkeeper (the “Recordkeeper”) and trustee (the “Trustee”) of the Plan with respect to all investments, except for the Plan assets held in MetLife Pooled Guaranteed Investment Contracts (the “MetLife Pooled GIC”), which remained with Metropolitan Life Insurance Company (the “Prior Custodian”) until it was liquidated in December 2009. The Plan was further amended and restated effective January 1, 2010 to incorporate prior amendments.

Eligibility

All covered employees of the Company, as defined by the Plan, are eligible to participate in the Plan as of the first day of the month on or following the completion of 30 days of service.

Participant Contributions

Participants may elect to contribute, on a pre-tax basis, up to 100% of their eligible compensation, as defined by the Plan, through payroll deductions, subject to certain limitations. For 2010, the Internal Revenue Code limit on before-tax contributions was $16,500 in the aggregate ($22,000 for participants 50 years old and older). Contributions may be invested in 1% increments totaling, but not exceeding, 100% into any of the investment options offered by the Plan. Effective September 1, 2010, the Plan was amended to include an automatic deferral feature for new hires whereby the Employer automatically withholds 3% of a participant’s compensation to contribute to the Plan unless the participant makes a contrary election. A participant may prospectively change the percentage of his/her contribution at any time. The change will generally be effective the next pay period.

Investment Options

Participants are solely responsible for directing their elective deferrals in and among various investment options. Participants may change their investment elections and transfer money between investment options on a daily basis. The investment options consist of publicly traded mutual funds, including various mutual funds managed by Wells Fargo, as well as common trust funds managed by Wells Fargo. In addition, the participants may elect to invest their contributions in Premiere Global Services, Inc. common stock through a unitized fund which includes Premiere Global Services, Inc. common stock and an investment in a money market fund for liquidity purposes (“the Company Stock Fund”). Participants can make transfers out of the Company Stock Fund into one of the other available Plan investment options at any time, subject to certain trading policy restrictions.

Employer Contributions

On a quarterly basis, the Employer may agree to make a discretionary matching contribution (“Employer Matching Contributions”). Employer Matching Contributions are made in cash or in units of the Company Stock Fund. If the Company elects to match in stock, a participant may elect at any time after the Employer Matching Contributions are allocated to his/her account, subject to certain trading policy restrictions, to redirect the Employer Matching Contribution to any other investment option. Employer Matching Contributions were suspended for the last three quarters of 2009 and for the full year in 2010.

PREMIERE GLOBAL SERVICES, INC. 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2010 AND 2009

Rollovers from Other Plans

A participant who has received a distribution of his/her interest in a qualified retirement plan may elect to deposit all or any portion of the eligible amount of such distribution as a rollover to this Plan.

Participant Accounts

Each participant’s account is credited with the participant’s salary deferral contributions, allocations of the Employer Matching Contributions and his/her share of the Plan’s income (loss). The Plan’s income (loss) with respect to each investment fund is allocated based on the proportion that each participant’s account balance invested in such fund has to the total of all participants’ account balances invested in such fund.

Vesting

Participants are immediately vested in the value of their salary deferral and rollover contributions and actual earnings thereon. Employer Matching Contributions vest according to the following schedule:

Years of Service:	Vested Percentage:

Less than one	0%
One	34%
Two	67%
Three	100%

Participants must be credited with a minimum of 1,000 hours of service during the Plan year to complete a year of vesting service.

A participant will become fully vested in Employer Matching Contributions, regardless of length of service, in the event of death, disability or attainment of age 65.

Forfeited Accounts

During 2010, $47,300 of Employer Matching Contributions were forfeited by terminating employees before those amounts in their participant accounts became fully vested. Effective January 1, 2010, the Plan was amended to allow forfeitures to be used to pay reasonable Plan expenses. During 2010, fees paid out of the forfeiture account were insignificant. Cumulative forfeitures were $78,623 and $38,742 at December 31, 2010 and 2009, respectively.

Distribution of Benefits

Upon retirement, death, disability or termination of service, a participant or his/her beneficiary may elect to receive a lump-sum distribution. This distribution will be equal to the participant’s vested account balance and will be made in cash. However, if a portion of the participant’s vested balance is in units of the Company Stock Fund, the participant may elect to receive payments for that portion of his/her vested account in the form of Company common stock.

Hardship distributions are permitted if certain criteria are met, as defined by the Plan.

Notes Receivable from Participants

Participants may borrow a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of his/her vested account balance. The loans are secured by the balance of the participant’s account and bear interest at prime plus 1% over the life of the loan. The rate of interest charged is based upon the rate that one or more lending institutions would charge on a similar loan in similar circumstances. Loans are repayable through payroll

PREMIERE GLOBAL SERVICES, INC. 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2010 AND 2009

deductions over periods ranging up to 60 months for a general-purpose loan and up to 10 years for the purchase of a principal residence.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accounting records of the Plan are maintained on the modified cash basis of accounting. Under the modified cash basis, receivables and accrued expenses are not recorded, and investments are stated at fair value.

Reclassifications

Certain amounts in the December 31, 2009 financial statements have been reclassified to conform to the current year presentation.

New Accounting Pronouncements

In May 2011, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2011-04 “Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards” to provide a consistent definition of fair value and ensure that the fair value measurement and disclosure requirements are similar between accounting principles generally accepted in the United States (“GAAP”) and International Financial Reporting Standards. ASU No. 2011-04 changes certain fair value measurement principles and enhances the disclosure requirements particularly for level 3 fair value measurements. ASU No. 2011-04 is effective for the Plan prospectively for the year ending December 31, 2012. The Administrator is currently evaluating the impact of pending adoption of ASU No. 2011-04 on its financial statements.

In September 2010, the FASB issued ASU No. 2010-25 “Reporting Loans to Participants by Defined Contribution Pension Plans” which requires defined contribution benefit plans to classify loans to participants as notes receivable from participants, which are segregated from plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest. Previously, participant loans were classified as investments and presented at fair value. The provisions of ASU No. 2010-25 have been applied to these financial statements and did not have a material impact on the Plan’s financial statements.

In January 2010, the FASB issued ASU No. 2010-06 “Improving Disclosures about Fair Value Measurements” which requires new fair value measurement classification disclosures and clarifies existing disclosures. ASU No. 2010-06 requires disclosures about transfers into and out of Levels 1 and 2 of the fair value hierarchy, and separate disclosures about purchases, sales, issuances and settlements relating to Level 3 measurements. It also clarifies the existing fair value disclosures regarding valuation techniques, inputs used in those valuation models and at what level of detail fair value disclosures should be provided. The guidance is effective for interim and annual reporting periods beginning after December 15, 2009, except for the disaggregation of the Level 3 activity, which is effective for interim and annual periods beginning after December 15, 2010. The applicable provisions of ASU No. 2010-06 have been applied to these financial statements and are limited to expanded disclosure, and the Administrator is evaluating the impact of the provisions to be applied beginning in the year ending December 31, 2011.

PREMIERE GLOBAL SERVICES, INC. 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2010 AND 2009

Valuation of Investments

Investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for information on fair value measurements.

Risks and Uncertainties

Investment securities in general are exposed to various risks, including credit, interest and overall market volatility. Due to the level of risk associated with certain investment securities, such as the Plan’s holdings in the Company Stock Fund, it is possible that changes in values of investment securities will occur and that such changes could materially affect the amount reported in the statements of net assets available for plan benefits.

Net Appreciation (Depreciation)

Realized gains and losses on sales of investments and changes in unrealized appreciation (depreciation) are recorded in the accompanying statement of changes in net assets available for plan benefits as net appreciation (depreciation) in fair value of investments.

Payment of Benefits

Benefit payments made to participants are recorded when paid.

Use of Estimates and Assumptions

The accompanying financial statements are prepared on the modified cash basis of accounting, which is a comprehensive basis of accounting other than GAAP and require the Plan’s management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. INVESTMENTS

The fair values of individual investments that represent 5% or more of the Plan’s net assets as of December 31, 2010 are as follows:

Wells Fargo Advantage Dow Jones Target 2030	$6,651,299
Wells Fargo Advantage Dow Jones Target 2035	6,303,930
Wells Fargo Advantage Dow Jones Target 2025	5,234,020
Wells Fargo Advantage Dow Jones Target 2040	3,641,887
Wells Fargo Collective Stable Return	3,529,403
Wells Fargo Advantage Dow Jones Target 2020	3,524,224

The fair values of individual investments that represent 5% or more of the Plan’s net assets as of December 31, 2009 are as follows:

Wells Fargo Advantage Dow Jones Target 2030	$7,558,554
Wells Fargo Advantage Dow Jones Target 2035	5,894,176
Wells Fargo Advantage Dow Jones Target 2025	4,943,574
Wells Fargo Advantage Dow Jones Target 2020	3,797,330
Wells Fargo Collective Stable Return	3,768,408
Wells Fargo Advantage Dow Jones Target 2040	3,414,414
Company Stock Fund	2,754,957

PREMIERE GLOBAL SERVICES, INC. 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2010 AND 2009

Net appreciation (depreciation) in fair value of investments and interest, dividends and other for the year ended December 31, 2010 is as follows:

	Net Appreciation (Depreciation)	Dividends

Mutual Funds	$4,503,092	$981,337
Common Trust Funds	344,008	-
Company Stock Fund	(457,083)	-

	$4,390,017	$981,337

4. FAIR VALUE MEASUREMENTS

The Plan follows ASC topic 820, Fair Value Measurements and Disclosure, which establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under ASC 820 are described below.

Basis of Fair Value Measurement:

  Level 1 - Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

  Level 2 - Quoted prices in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly; and

  Level 3 - Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The investments in the Plan are stated at fair value. The following is a description of the valuation methodologies used for assets measured at fair value:

Mutual funds: Valued at the quoted market prices of shares held by the Plan at year end. The fair values of these investments are determined by reference to the fund's underlying assets, which are principally marketable equity and fixed income securities. Shares held in mutual funds traded on national securities exchanges are valued at the net asset value (“NAV”) as of December 31, 2010 and 2009. It is not probable that the mutual funds will be sold at amounts that differ materially from the NAV of shares held.

Common trust funds: Valued at the net asset value based on the last reported sales price of the underlying investments held. The plan's interest in the common trust fund is based on unit values reported by the Plan’s trustee using audited financial statements of the funds at year end and are classified within Level 2 of the valuation hierarchy.

Company Stock Fund: Valued based on unit price consisting of the closing price of Company common stock reported on the New York Stock Exchange and a small amount of cash.

PREMIERE GLOBAL SERVICES, INC. 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2010 AND 2009

Certain investments held in the Plan’s common trust funds are fully benefit-responsive investment contracts. Investment contracts held by a defined-contribution plan are required to be reported at fair value, with additional disclosure when fair value differs from contract value. Contract value approximated fair value where applicable for Plan investments as of December 31, 2010 and 2009.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while management believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table presents the Plan’s fair value hierarchy for those assets measured at fair value on a recurring basis as of December 31, 2010.

	Investment Assets at Fair Value
	Level 1	Level 2	Level 3	Total

Mutual Funds	$38,363,715	$-	$-	$38,363,715

Common Trust Funds	-	5,562,411	-	5,562,411

Company Stock Fund	1,644,610	-	-	1,644,610

Total	$40,008,325	$5,562,411	$-	$45,570,736

The following table presents the Plan’s fair value hierarchy for those assets measured at fair value on a recurring basis as of December 31, 2009.

	Investment Assets at Fair Value
	Level 1	Level 2	Level 3	Total

Mutual Funds	$38,757,582	$-	$-	$38,757,582

Common Trust Funds	-	6,118,054	-	6,118,054

Company Stock Fund	2,754,957	-	-	2,754,957

Total	$41,512,539	$6,118,054	$-	$47,630,593

5. PARTY-IN-INTEREST TRANSACTIONS

The Plan allows for transactions with certain parties who may perform services or have fiduciary responsibilities to the Plan, including the Company.

The Plan held approximately 190,853 and 264,714 shares of the Company Stock Fund at December 31, 2010 and 2009, respectively, with a fair value of $1,644,610 and $2,754,957, respectively. All transactions in Company common stock held within the Company Stock Fund qualify as party-in-interest transactions since the Company is the Plan Sponsor.

The Plan offered investments in funds managed by the Custodian of the Plan. All transactions in these funds qualify as party-in-interest transactions.

The Plan issues loans to participants, which are secured by the balances in the participants’ accounts. These transactions qualify as party-in-interest transactions.

PREMIERE GLOBAL SERVICES, INC. 401(K) PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2010 AND 2009

6. TAX STATUS

The Plan document is based on a Defined Contribution Prototype Plan and Trust Agreement and related Adoption Agreement sponsored by Wells Fargo Bank N.A. The Internal Revenue Service has determined and informed Wells Fargo Bank N.A., by a letter dated March 31, 2008, that such prototype document is designed in accordance with applicable sections of the Internal Revenue Code of 1986, as amended, as of that date and as a result, is appropriate for adoption by Wells Fargo clients. The Administrator believes that the Plan is designed and is being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, the Administrator believes that the Plan is qualified and the related trust is tax-exempt as of the financial statement dates. The Administrator believes the Plan is no longer subject to income tax examinations for years prior to 2007.

7. PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended. In the event of Plan termination, participants will become fully vested in their account balances.

8. DELINQUENT PARTICIPANT CONTRIBUTIONS

During 2010, the Company was untimely in remitting certain participant contributions in the amount of $455. Late remittances of participant contributions constitute a prohibited transaction, regardless of materiality. The Company has calculated and remitted the lost earnings to the Plan during 2011.

9. PLAN AMENDMENTS

Effective January 1, 2009, the Plan was amended and restated as described in Note 1, Plan Description, General. The Plan was further amended and restated effective January 1, 2010 to include prior amendments, effective January 1, 2009, that credits service with certain predecessor employers, adds contribution types to the hardship withdrawal provisions and provides for discretionary Employer Matching Contributions beginning with the quarter ended June 30, 2009 and, effective January 1, 2010, provides for automatic cash-out provisions for participant balances following termination and the appointment of Wells Fargo Bank, N.A. as the designated IRA custodian with respect to default rollover distributions. The Plan was amended on September 3, 2010, effective January 1, 2010, to provide for the use of forfeitures to pay reasonable Plan expenses and, effective September 1, 2010, to provide for an automatic 3% withholding of a new participant’s covered compensation.

PREMIERE GLOBAL SERVICES, INC. 401(k) PLAN
SCHEDULE H, LINE 4a – SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS
FOR THE YEAR ENDED DECEMBER 31, 2010

Employer Identification Number: 59-3074176
Plan Number: 001
Form: 5500

Participant Contributions Transferred Late to Plan	Total That Constitutes Nonexempt Prohibited Transactions

$455 (1)	$455 (1)

(1) Represents delinquent participant contributions of $455 from several pay periods in 2010. The Company remitted delinquent contributions and related lost earnings to the Plan during 2011 but elected not to do so through the Voluntary Fiduciary Correction Program given the immaterial amount.

PREMIERE GLOBAL SERVICES, INC. 401(K) PLAN
SCHEDULE H, LINE 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2010

Employer Identification Number: 59-3074176
Plan Number: 001
Form: 5500

	Issuer or Borrower	Description of Investment	Market**
Common/collective trust
*	Wells Fargo	Collective Stable Return fund	$3,529,403
*	Wells Fargo	Collective International equity Index fund	311,447
*	Wells Fargo	Collective S&P 500 Index fund	1,005,912
*	Wells Fargo	Collective US Aggregate Bond Index fund	715,649
Mutual Fund
	Allianz Global Investors	Allianz NFJ Dividends Value fund	549,362
	Allianz Global Investors	Allianz NFJ Small-Cap Value fund	930,254
	American Funds Group	Growth Fund of America fund	2,017,722
	American Funds Group	High Income Trust fund	507,408
	Columbia	Acorn International fund	503,193
	Davis Funds	Davis NY Venture fund	765,670
	Fidelity	Emerging Markets fund	1,118,006
	Nuveen	Real Estate Securities fund	624,750
	Neuberger Berman	Small Cap Growth fund	620,277
	Oppenheimer	International Bond fund	550,774
	Vanguard	International Value fund	847,920
*	Wells Fargo	Advantage Dow Jones Target 2010 fund	677,779
*	Wells Fargo	Advantage Dow Jones Target 2015 fund	1,131,093
*	Wells Fargo	Advantage Dow Jones Target 2020 fund	3,524,224
*	Wells Fargo	Advantage Dow Jones Target 2025 fund	5,234,020
*	Wells Fargo	Advantage Dow Jones Target 2030 fund	6,651,299
*	Wells Fargo	Advantage Dow Jones Target 2035 fund	6,303,930
*	Wells Fargo	Advantage Dow Jones Target 2040 fund	3,641,887
*	Wells Fargo	Advantage Dow Jones Target 2045 fund	1,411,624
*	Wells Fargo	Advantage Dow Jones Target 2050 fund	378,850
*	Wells Fargo	Advantage Dow Jones Target Today fund	373,673
Company Stock Fund
*	Premiere Global Services, Inc.	Company Stock Fund	1,644,610
Participant Loans
*	Plan participants	Interest rates ranging from 4.25% - 9.25%	1,486,478

			$47,057,214

*	Party-in-interest to the Plan as defined by ERISA.

**	Cost information is not required for participant-directed investments and therefore has not been included in this schedule.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PREMIERE GLOBAL SERVICES, INC.
401(K) PLAN

Date: June 24, 2011	By:	/s/ Douglas Noe

Name: Douglas Noe
Title: Chairman of the Administrative Committee

EXHIBIT INDEX

Exhibit No.	Exhibit

23	Consent of Smith & Howard